SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 of the

Securities Act of 1934

For the month of April, 2004

of Chile, Bank

(Translation of Registrant’s name into English)

Chile

(Jurisdiction of incorporation or organization)

Ahumada 251

Santiago, Chile

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.    Form 20-F  ☒    Form 40-F  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g-3-2(b) under the Securities Exchange Act of 1934.    Yes  ☐    No  ☒

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-             .)

BANCO DE CHILE

REPORT ON FORM 6-K

Attached is an English translation of a press release published by Banco de Chile on April 28, 2004, regarding the result of a tender offer for the repurchase of its own common stock.

RESULT NOTICE

TENDER OFFER FOR THE REPURCHASE OF COMMON STOCK

ISSUED BY BANCO DE CHILE

ACCORDING TO PARAGRAPH 5 TH OF ARTICLE 198 OF LAW N° 18,045

In notice published on March 26, 2004 in the newspapers “El Mercurio” of Santiago and “Estrategia” (the “Initial Notice”) Banco de Chile, tax payer number 97,004,000-5, offered to purchase in a tender offer 1,701,994,590 shares issued by Banco de Chile, equivalent to 2.5% of the total number of issued shares, at a price of CLP$31 per share.

The Offer remained in force from 9:30 a.m. of March 27, 2004 and expired at 17:30 p.m. of April 26, 2004. The Offer was declared successful through letter filed on April 27, 2004, with the Superintendency of Banks and Financial Institutions, the Superintendency of Securities and Insurance and the Chilean stock exchanges.

During the period of the Offer there were received Acceptance Orders for a total amount of 5,000,844,940 shares. Due to the reception of Acceptance Orders for a total amount that exceeds the number of shares offered to buy and according with the Offer, it was applied a pro-rata basis of 0. 34034140. Therefore, the Offeror purchased 1,701,994,590 shares, applying such pro-rata basis to each Acceptance Order received and accepted. The shares purchased are equivalent to 2.5% of the total capital.

The transaction was performed at the Santiago Stock Exchange through the “Block Firm Offer System” regulated by Section 2.2.3 of the Stock Operations Manual of said stock exchange.

Capitalized terms not defined herein have the meaning established in the Initial Notice. Terms and characteristics of the Offer were informed to the market in the Initial Notice.

BANCO DE CHILE

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: April 28, 2004

Banco de Chile

By:	/s/ Pablo Granifo L.
Pablo Granifo Lavín
General Manager